

July 26, 2010

Sanford S. Wadler, Esq.
General Counsel and Secretary
Bio-Rad Laboratories, Inc.
1000 Alfred Nobel Drive
Hercules, CA 04547

   Re: **Bio-Rad Laboratories, Inc.**
      Form 10-K for the fiscal year ended December 31, 2009
      Filed on February 26, 2010
      File No. 001-07928

Dear Mr. Wadler:

   We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           Martin James
           Acting Assistant Director